UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erik M. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Miami Beach, Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 184,035
	8.	SHARED VOTING POWER 505,622
	9.	SOLE DISPOSITIVE POWER 184,035
	10.	SHARED DISPOSITIVE POWER 505,622

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.24%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock of The Herzfeld Caribbean Basin Fund, Inc. (CUBA) (the “Issuer”). The address of the principal executive offices of the Issuer is:

119 Washington Avenue, Suite 504

Miami Beach, FL 33139

Item 2. Identity and Background.

(a)	This statement is filed on behalf of Erik M. Herzfeld, et al. (the “Reporting Person”) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (“advisory clients”) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (“Accounts”).

(b)	The principal business address of the Reporting Person is 119 Washington Avenue, Suite 504 Miami Beach, FL 33139.

(c)	The Reporting Person is the President of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser whose principal place of business is 119 Washington Avenue, Suite 504 Miami Beach, FL 33139.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws; and

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

All funds used to purchase common stock were assets of the Reporting Person or respective investment advisory clients. In addition, none of the funds used to purchase the common stocks were provided through borrowings of any nature.

Item 4. Purpose of Transaction.

The Reporting Person acquired the common stock for investment purposes in consideration of the future prospects of the Issuer as an effective long-term investment. The Reporting Persons may acquire additional shares of common stock, or dispose of the shares of common stock, from time to time, in open market or privately negotiated transactions. Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of common stock to which this Schedule 13D relates is 689,657 common stock representing 11.24% of the 6,133,659 shares outstanding as reported by the issuer as of June 30, 2018.

(b)	With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 184,035 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns, with shares power to vote and/or dispose of 505,622 shares of common stock.

(c)	Prior to December 18, 2017 advisory clients owned 694,194 shares of common stock. Prior to December 18, 2017 the Reporting Person owned 135,535 shares of common stock. On December 18, 2017 through open market purchases the advisory clients bought a total of 1,542 shares of common stock at the price of $7.1356 per share. On December 21, 2017 through open market sales the advisory clients sold a total of 283 shares at the price of $7.0712 per share. On December 21, 2017 the Reporting Person bought a total of 10,000 shares at $7.0993 per share. On December 29, 2017 through dividend reinvestment the advisory clients purchased a total of 701 shares of common stock at the price of $7.09 per share. On January 12, 2018 an advisory client closed an account containing 1,331 shares of common stock. On January 24, 2018 an advisory client requested a liquidation of 7,288 shares of common stock at $7.52 per share. On January 26, 2018 advisory clients requested liquidations of 14,490 shares of common stock at $7.4584 per share. On January 30, 2018 advisory clients closed accounts containing 20,954 shares. On February 28, 2018 through open market purchases the advisory clients bought a total of 10,750 shares of common stock at the price of $7.28 per share. On March 5, 2018 an advisory client closed an account containing 880 shares of common stock. On March 12, 2018 through open market purchases the advisory clients bought a total of 820 shares of common stock at the price of $7.2862 per share. On April 4, 2018 through open market purchases the Reporting Person bought a total of 5,000 shares of common stock at the price of $6.9893 per share. On April 6, 2018 an advisory client requested a liquidation of 145 shares of common stock at $7.115 per share. On April 13, 2018 an advisory client closed an account containing 3090 shares of common stock. On May 21, 2018 through the open market the advisory clients sold 698 shares of common stock at $6.9031 per share. On July 6, 2018 through the open market the advisory client sold 1010 shares of common stock at $6.6106. On July 23, 2018 through the open market the advisory client sold 820 shares of common stock at $6.7528 per share. On August 1, 2018 an advisory client requested a liquidation of 1,072 shares of common stock at $6.636 per share. On August 2, 2018 an advisory client requested a liquidation of 660 shares of common stock at $6.5551 per share. On August 3, 2018 two advisory clients requested a liquidation of a total 1,577 shares of common stock at $6.5903 per share. On August 8, 2018 an advisory client closed their account containing 4,041 shares of common stock. On August 20, 2018, the advisory clients sold through the open market 1,240 shares of common stock at $6.4739. On August 29, 2018, through open market purchases the advisory clients bought 790 shares of common stock at $6.5364. On August 31, 2018 through the open market the advisory clients sold 140 shares of common stock at $6.4755 per share. On September 11, 2018 through the open market, the advisory clients sold 1,148 shares of common stock at $6.3864. On September 28, through the open market the advisory clients sold 320 shares of common stock at $6.4131 per share. On October 17, 2018 an advisory client closed an account containing 31,850 shares of common stock. On October 23, 2018 through open market purchases the Reporting Person bought a total of 3,500 shares of common stock at the price of $5.8395 per share. On October 24, 2018 through open market purchases the Reporting Person bought a total of 30,000 shares of common stock at the price of $5.7798 per share. On October 24, 2018 through the open market on client request, the advisor sold 13,797 shares of common stock at $5.7659 per share. On November 15, 2018 through the open market the advisory clients sold 4,916 shares of common stock at $5.7465 per share. On December 13, 2018 through the open market the advisory clients sold 785 shares of common stock at $5.2646 per share. On December 17, 2018 through the open market the advisory clients sold 13,417 shares of common stock at $5.1963 per share. On December 18, 2018 through the open market the advisory clients sold 3,114 shares of common stock at $5.213 per share. On December 19, 2018 through the open market the advisory clients sold 11,838 shares of common stock at $5.1112 per share. On December 20, 2018 through the open market the advisory clients sold 8,700 shares of common stock at $4.98 per share. On December 21, 2018 through the open market the advisory clients sold 10,000 shares of common stock at $4.9008 per share. On December 26, 2018 through the open market the advisory clients sold 20,000 shares of common stock at $4.8802 per share. On December 27, 2018 through the open market the advisory clients sold 26,434 shares of common stock at 4.8705.

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between Thomas J. Herzfeld Advisors, Inc. and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 42804T106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Erik M. Herzfeld Erik M. Herzfeld President

December 28, 2018 Date